UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Youngevity International, Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

987537107
(CUSIP Number)

Carl Grover
1010 S. Ocean Blvd. #107 Pompano Beach, FL 33062
(310) 915-9700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 6, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[    ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

(1)	NAMES OF REPORTING PERSONS Carl Grover
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 32,919,635 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 32,919,635 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,919,635 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.82%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

ITEM 1.   SECURITY AND ISSUES.

This Schedule 13D relates to 32,919,635 shares of common stock, $0.001 par value per share (the "Common Stock"), of Youngevity International, Inc., a Delaware corporation (“YGYI" or “the Company”).  The address of its principal office is 2400 Boswell Road, Chula Vista, CA 91914.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)	The name of the person filing this Statement (the “Reporting Person”) is Carl Grover ("Grover").

(b)	The principal business address for the Reporting Person is 1010 S. Ocean Blvd. #1017, Pompano Beach, FL 33062.

(c)	Grover is a private investor.

(d)	Grover has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)
Grover has not,  during the last five  years,  been a party to  a civil  proceeding  of a judicial or  administrative  body of competent  jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order  enjoining  future  violations of, or prohibiting  or   mandating  activities  subject  or,  federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of Grover: United States.

ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

On January 6, 2015, the Company, entered into a note purchase agreement (the “January Note Purchase Agreement”) with two accredited investors pursuant to which the Company raised gross proceeds of $5,050,000 and sold units, each unit consisting of a one (1) year secured note in the aggregate principal amount of $100,000 and 30,000 shares of Common Stock. The sale was part of a private placement offering in which the Company offered for sale as units a maximum of $6,000,000 (up to $6,000,000 in principal amount of notes (the “2015 Notes”) and 1,800,000 shares of Common Stock).

Pursuant to the January Note Purchase Agreement, Grover purchased 50 units ($5,000,000) and was issued one note for $5,000,000 and 1,500,000 shares of common stock from the Issuer.  The January Note Purchase Agreement was previously disclosed by the Issuer on its Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2015.

On July 31, 2014, the Company entered into a note purchase agreement (the “July Note Purchase Agreement”) with three accredited investors pursuant to which the Company raised gross proceeds of $4,350,000 and sold units consisting of five (5) year senior secured convertible notes in the aggregate principal amount of $4,350,000 convertible into shares of Common Stock at $0.35 per share, subject to adjustment as provided therein (the “2014 Note(s)”); and Series A Warrants exercisable to purchase 17,021,739 shares of Common Stock. The sale was part of a private placement offering in which the Company offered for sale as units a maximum of $5,000,000 principal amount of notes initially convertible into 14,285,715 shares of Common Stock and 19,565,217 warrants.

Pursuant to this July Note Purchase Agreement, Grover purchased a note for 160 units ($4,000,000) and was issued one note for $4,000,000 and Series A Warrants exercisable to purchase 15,652,174 shares of Common Stock from the Company at a price per share of $0.23.  The July Note Purchase Agreement was previously disclosed by the Company on its Current Report on Form 8-K, filed with the SEC on August 5, 2014.

ITEM 4.   PURPOSE OF THE TRANSACTION.

The Reporting Person received the shares as part of the January Note Purchase Agreement and July Note Purchase Agreement with the Company.  The Reporting Person at any time and from time to time may acquire additional Stock or dispose of any or all of his shares depending upon an ongoing evaluation of the investment in the Company’s stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person, and/or other investment considerations.

Except as described above, the Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)
The aggregate number and percentage of shares of the Common Stock to which this Schedule 13D relates is 32,919,635 shares of Common Stock, constituting approximately 7.82% of the Issuer’s outstanding Common Stock.  The shares consist of 1) 1,500,000 common shares issued as part of the January Note Purchase Agreement, 2) 11,428,571 shares of common stock issuable upon the conversion of a promissory note in the principle amount of $4,000,000, convertible at $0.35 per share, 3) a warrant to purchase 15,652,174 shares of common stock at an exercise price of $0.23 per share, 4) 4,338,890 shares of common stock held prior to the January Note Purchase Agreement.  The aggregate number and percentage of shares of Common Stock reported herein are based upon the 393,958,840 shares of Common Stock outstanding as of March 20, 2015.  Notwithstanding the provisions of the Series A Warrant or the 2014 Note, in no event shall the Series A Warrant be exercisable or the 2014 Note converted into shares of Common Stock to the extent that the issuance of Common Stock upon the exercise or conversion hereof, after taking into account the Common Stock then owned by the Mr. Grover, would result in the beneficial ownership by Mr. Grover of more than 9.99% of the outstanding Common Stock of the Company (For purposes of this paragraph, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended).

(b)	Grover has sole power to vote or direct the vote of and to dispose or direct the disposition of the 32,919,635 shares of Common Stock reported herein.

(c)
Aside from 50,000 shares of common stock that were sold in the open market on April 22, 2015, there have been no other transactions in the shares of Common Stock effected by Grover during the past 60 days.

(d)
No person other than Mr. Grover has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. Grover.

(e)	Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2015
/s/ Carl Grover
Carl Grover